Park Ha Biological Technology Co., Ltd.

50 Xiuxi Road, Building 3, 14th floor

Binhu District, Wuxi City

Jiangsu Province People’s Republic of China 214135

May 10, 2024

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attn:	Tracey Houser
Terence O’Brien
Benjamin Richie
Margaret Sawicki

Re:	Park Ha Biological Technology Co., Ltd.
Draft Registration Statement on Form F-1
Submitted December 29, 2023
CIK No. 0001986247

Dear Ms. Houser, Mr. O’Brien, Mr. Richie, and Ms. Sawicki:

This letter is in response to the letter dated January 25, 2024 from the staff (the “Staff”) of the U.S. Securities Exchange Commission (“SEC”) addressed to Park Ha Biological Technology Co., Ltd. (the “Company”, “we”, and “our”). For ease of reference, we have recited the SEC’s comments in this response and numbered them accordingly. An amended draft registration statement on Form F-1 (the “Amended Draft Registration Statement”) is being filed confidentially to accompany this letter.

The Company will publicly file its registration statement and nonpublic draft submissions at least 15 days prior to any road show or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement.

Draft Registration Statement on Form F-1

Cover Page

1.	We note your disclosure that “We are subject to certain legal and operational risks associated with having substantially all business operations in China. Such risks may include changes in the legal, political, and economic policies of the Chinese government, the relations between China and the United States, and Chinese or United States regulations that may materially and adversely affect our business, financial condition, results of operations and the market price of the Ordinary Shares. Any such changes could significantly limit or completely hinder our ability to offer or continue to offer securities to investor and could cause the value of offered securities to significantly decline or become worthless.” Please revise to clarify that the legal and operational risks generally associated with having substantially all of your business operations in China, not just certain changes, could result in a material change in your operations, not just your business generally or results of operations. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our disclosures on the cover page of the Amended Draft Registration Statement to clarify that the legal and operational risks generally associated with having substantially all of our business operations in China could result in a material change in our operations. In addition, our prospectus summary has been revised to include the risks highlighted on the prospectus cover page.

2.	We note the following statements: “As of the date of this prospectus, none of our subsidiaries has made any dividends or other distributions to Park Ha Cayman, neither has Park Ha Cayman made any dividends or other distributions to its shareholders” and that “During the fiscal years ended October 31, 2022 and 2021 and during the period since October 31, 2022 until the date of this prospectus, there has not been any assets or cash transfer between Park Ha Cayman and any of its subsidiaries or among any of its subsidiaries.” Please revise to state whether any transfers, dividends, or distributions have been made to date, not just for the past two fiscal years through the date of the prospectus, from Park Ha Cayman to any of its subsidiaries specifically, and quantify the amounts where applicable.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our disclosures on the cover page of the Amended Draft Registration Statement to state that no transfers, dividends, or distributions have ever been made between Park Ha Cayman and its Operating Subsidiaries to date.

Prospectus Summary
Our Products, page 4

3.	We note that your products are not drug products or considered regenerative medicine and have not received any medical authority’s approval. Please revise your disclosure to explain why approvals from any medical authorities are not necessary.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our disclosure on page [6] of the Amended Draft Registration Statement to clarify that the products under the “Park Ha” brand belong to the category of ordinary cosmetics as defined in the Regulations on the Supervision and Administration of Cosmetics, and as a result, we are only required to complete the record-filing for our products and are not required to complete the registration with the National Medical Products Administration (the “NMPA”). In addition, our franchisees sell a third-party brand product “whitening and freckle removing freeze-dried powder”, which is considered special cosmetics. The manufacturer of the product “whitening and freckle removing freeze-dried powder,” Guangzhou Axina Cosmetics Manufacturing Co., Ltd., has completed the registration with the NMPA for this product. We are not required to obtain separate approvals for selling this product. Except for the aforementioned third-party brand product, as of the date of this letter, the filings with the NMPA for all of our products have been completed. A record-filing is completed once the required filing information and materials are submitted through the online government affairs service platform of the NMPA. No further approval or permission is required from any medical authority for the manufacture, marketing, and sale of our products in China.

Transfers of Cash to and from our Subsidiaries, page 4

4.	In the Prospectus Summary specifically, quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer, to date, not just for the past two fiscal years through the date of the prospectus. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to U.S. investors.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our disclosure on page [4] of the Amended Draft Registration Statement to state that no cash flows, transfers, dividends, or distributions have ever occurred between Park Ha Cayman and its subsidiaries to date. We also revised our disclosures to include a description of existing restrictions on foreign exchange and our ability to transfer cash to U.S. investors, as well as the restrictions and limitations on our ability to distribute earnings from the Company and our subsidiaries to U.S. investors.

Our Franchise Model, page 5

5.	We note that the Company had 49 franchises at the end of your 2022 fiscal year and 40 at the end of your 2023 fiscal year. Please revise to explain the decrease in the number of franchises. Please also revise to name the four franchises that operate under a different brand name.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our disclosure on pages [3], [7], and [75] of the Amended Draft Registration Statement to explain the decrease in the number of franchises at the end of the 2023 fiscal year. We also provided the brand name “Geni” on page [2], under which two of our franchisees currently operate, which differs from our brand name. The franchisees operating under the “Geni” brand sell both our products and products from third-party brands with Xinzhan’s permission.

Research and Development, page 5

6.	We note the technology service agreement between Park Ha Jiangsu and Jiangnan University, mentioned on page 4. Please revise here and in the Business section to state the fees incurred to date and, given the agreement expires this year, whether there is any plan to renew the agreement and a brief statement regarding the consequences to your business if it is not renewed. We note that any intellectual property that arises from the collaboration between Park Ha Jiangsu and Jiangnan University will be co-owned, “but mainly by Jiangnan University.” Please provide a summary of the material terms of the technology service agreement and specify the Company’s rights to the intellectual properties produced under the agreement. If any intellectual property has been generated to date please revise to describe the intellectual property, including whether a separate license agreement was entered for the intellectual property and, if so, describe the terms thereof and file such agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our disclosure on pages [6] and [88] of the Amended Draft Registration Statement to state the fees incurred to date, our intention not to renew the agreement, a summary of the material terms of the technology service agreement and the supplemental technology service agreement between Park Ha Jiangsu and Jiangnan University, and the possible consequences if the agreement is not renewed. In addition, we also updated our disclosures to specify the Company’s rights to any intellectual property produced under the agreement and clarify that no intellectual property has been generated to date.

Risk Factor Summary, page 7

7.	In your summary of risk factors, disclose the risks that your corporate structure and having substantially all of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised our summary of risk factors section on page [10], and added corresponding risk factors entitled “Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us” on page [27] and “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our Ordinary Shares may significantly decline or be worthless, which would materially affect the interest of the investors” on page [28] of the Amended Draft Registration Statement.

Risks and Challenges, page 7

8.	We note you face challenges involved in your business operation, competition, and marketing efforts. Here and on page 76, please further discuss these specific challenges and any others that the Company faces.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our disclosure on pages [9] and [90] of the Amended Draft Registration Statement to further discuss these specific challenges and any others that the Company faces.

Risk Factors, page 20

9.	Given the Chinese government’s significant oversight and discretion over the conduct and operations of your business, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China- based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Further, throughout your registration statement please clarify that the same risks that apply to your subsidiaries within the PRC also apply to your Hong Kong based company. We remind you that, pursuant to federal securities rules, the term “control” (including the terms “controlling,” “controlled by,” and “under common control with”) means “the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise.”

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our summary of risk factors section on page [10], and added corresponding risk factors entitled “Uncertainties with respect to the PRC legal system, including uncertainties regarding the enforcement of laws, and sudden or unexpected changes in laws and regulations in China could adversely affect us and limit the legal protections available to you and us” on page [27] and “The Chinese government exerts substantial influence over the manner in which we must conduct our business activities. We are currently not required to obtain approval from Chinese authorities to list on U.S exchanges, however, if we were required to obtain approval in the future and were denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange and the value of our Ordinary Shares may significantly decline or be worthless, which would materially affect the interest of the investors” on page [28] of the Amended Draft Registration Statement.

10.	We note that Ms. Zhang Xiaoqiu, your founder, chairman and chief executive officer, will continue to own more than 50% of your total voting power. If true, please add risk factor disclosure that Ms. Zhang Xiaoqiu will be able to determine the outcome of future corporate actions including the election of directors. Also disclose all material risks associated with your largest shareholder being your chief executive officer. For example, please address the potential for conflicts of interest and the impact on internal controls.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have added the risk factor “Risks Related to our Ordinary Shares and This Offering — Our founder, Chairwoman of the Board of Directors and Chief Executive Officer, Ms. Xiaoqiu Zhang, has a significant influence over our company and future corporate decisions. Her interests may not always be aligned with those of other shareholders. She may engage in activities that benefit herself at the expense of other shareholders. Thus, there might be potential risks for conflicts of interest and the impact on internal controls.” on page [58] of the Amended Draft Registration Statement to discuss all material risks associated with our largest shareholder being our chief executive officer, including the potential for conflicts of interest and the impact on internal controls.

11.	We note your statement on page 6: “For the year ended October 31, 2021, three suppliers accounted for approximately 21.13%, 15.72% and 10.20% of our total purchases, respectively. For the year ended October 31, 2022, two suppliers accounted for approximately 37.98% and 11.91% of our total purchases, respectively.” Please revise the risk factor on pages 47-48, or elsewhere in the risk factors, to describe the risks associated with your dependence on a small number of suppliers and the consequences of a loss of one or more such suppliers, to the extent material. We also note that on page 71 you show that 76% of your accounts receivable were attributable to five customers for the year ended October 31, 2022. Please add additional risk factor disclosure concerning your concentration of customers as well.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have added the risk factors “Risks Related to Our Business and Industry - We rely on a limited number of suppliers to provide us with the raw materials and ingredients we use for the products. We may not be able to obtain such supplies at competitive prices during times of high demand, which could have a material adverse effect on our business, financial condition and results of operations,” “Risks Related to Our Business and Industry - A significant portion of our revenue was generated from our five largest customers in the past two fiscal years ended October 31, 2023 and 2022. Any significant decrease in the demand from our largest customers for our products may materially and adversely affect our financial conditions and results of operations” and “Risks Related to Our Business and Industry - We are subject to the risk of non-payments or delayed payments by our customers, which could affect our financial condition and results of operations.” on page [56] of the Amended Draft Registration Statement.

Risk Factors
“We are an emerging growth company...”, page 50

12.	We note your disclosure that you have elected to opt-out of complying with any new or revised financial accounting standards until such date that a private company is otherwise required to comply with such new or revised accounting standards. However, we further note that you did not check the box on the cover page to confirm that you have made this selection. Please address this inconsistency and also disclose your election with your other disclosures regarding the implications of being an emerging growth company throughout the Form F-1.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our disclosure under the risk factor “Risk Related to Our Ordinary Shares and This Offering - We are an emerging growth company within the meaning of the Securities Act and may take advantage of certain reduced reporting requirements” on page [60] of the Amended Draft Registration Statement to provide clarifications and state our intention to use the exemptions from certain reporting requirements available to emerging growth companies.

Capitalization, page 58

13.	Please revise your presentation to agree with your Consolidated Balance Sheet for the most recent period presented. In this regard, you disclose that total shareholders’ equity is $123,317 as of October 31, 2022, whereas the Consolidated Balance sheet reports total shareholders’ equity of $150,277 as of October 31, 2022.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the “Capitalization” section of the Amended Draft Registration Statement with the numbers from October 31, 2023, the most recent period presented in our Consolidated Balance Sheet. In addition, we have updated both our “Capitalization” section and our Consolidated Balance Sheet to provide that the total shareholders’ equity as of October 31, 2023 is $1,012,473.

Dilution, page 59

14.	Please tell us how you calculated historical net tangible book value as of your most recent balance sheet date. In this regard, we note that as of October 31, 2022, you have intangible assets, net of $9,349 and deferred IPO offering costs of $58,353.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that the net tangible book value represents total tangible assets less total liabilities, excluding deferred IPO offering costs. We have revised the Dilution section of the Amended Draft Registration Statement with the numbers from October 31, 2023, the most recent period presented in our Consolidated Balance Sheet.

Coronavirus (“COVID-19”) updates, page 62

15.	We note that the outbreak of COVID-19 has had a continued impact on the Company’s operations and supply chain, to include the first quarter of 2023. Please revise this section, and your risk factor on page 38, to include disclosure relating to any impact the pandemic has had on the Company’s operations more recently. If there has been no impact, please state such.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our disclosures under “Coronavirus (“COVID-19”) updates” on page [72] of the Amended Draft Registration Statement and “Risks Related to Our Business and Industry — Our operations have been, and may continue to be affected by the COVID-19 pandemic.” on page [47] of the Amended Draft Registration Statement to provide a more recent update on the impact of COVID-19 on our operations.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Trends and Key Factors that Affect Operating Results, page 63

16.	Given the significant impact the number of contracts with customers for your franchisees is stated to have on revenue, please provide a rollforward of your franchisee contracts that discloses new franchises during the period and any discontinued or terminated franchises. Further, reconcile your statement on page 7 that you had 48 stores, both owned and franchises, as of October 31, 2022, which is an increase of 7 from October 31, 2021, with your disclosures on page 5 that you had 40 and 49 franchises as of October 31, 2021 and October 31, 2022, respectively, in addition to the 2 stores you own. Address this comment throughout your filing in which you discuss the number of stores you own and the number of franchises.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have added a rollforward of our franchisee contracts on page [76] of the Amended Draft Registration Statement to disclose new franchises during the period and any discontinued or terminated franchisees and revised our disclosure throughout the Amended Draft Registration Statement to provide the number of stores owned by us and the number of franchises.

Results of Operations, page 64

17.	Please provide a more comprehensive discussion and analysis of your operating results that includes specific, material factors positively and negatively impacting each material line item along with an analysis of those material factors. For revenue, ensure you also discuss and quantify the extent to which changes in pricing, volume and/or the introduction of new products contributed to fluctuations. To the extent that a change in the mix of products has impacted your profit measure, provide an explanation for what the change entails and whether you expect the change to continue into the future. When multiple factors positively and/or negatively impact a line item, ensure you quantify the impact of each factor. Refer to Item 303(b)(2) of Regulation S-K and Section 501.12.b. of the Financial Reporting Codification (i.e., Release 33-8350, Section III.B.) for guidance.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the disclosures under “Results of Operation” starting from page [74] of the Amended Draft Registration Statement to provide a more comprehensive discussion and analysis of our operating results that includes specific, material factors positively and negatively impacting each material line item along with an analysis of those material factors.

In addition, we respectfully advised the Staff that due to the fact that the majority of our revenue comes from franchise fees, we do not anticipate significant fluctuations in revenue from changes in pricing, volume and/or the introduction of new products.

Liquidity and Capital Resources, page 65

18.	Please expand your disclosure to clarify where the cash is located.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that the cash is located in China. We have revised the disclosures under “Working Capital and Capital Resources” on page [77] in the Amended Draft Registration Statement.

19.	We note your disclosures that management believes you have sufficient funds to meet your working capital requirements and debt obligations, which appears to conflict with the auditor’s report and your disclosures in Note 2 on page F-8. Please revise your disclosures to clearly and consistently characterize your liquidity situation and your ability to meet your obligations.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have updated and reconciled the disclosures under “Working Capital and Capital Resources” on page [77] and under “Notes to the Consolidated Financial Statements” in the Amended Draft Registration Statement.

Critical Accounting Policies, page 67

20.	The disclosures of your critical accounting policies and estimates appear to be a repetition of your significant accounting policies. Please revise your disclosures to identify the critical estimates used to prepare your consolidated financial statements and provide investors with an understanding as to what the critical estimates being made are and how the uncertainty associated with those estimates may impact your consolidated financial statements to comply with the guidance in Section 501.14 of the Financial Reporting Codification. Ensure your disclosures sufficiently explain to investors what the critical estimate is; the uncertainties associated with the critical estimates; the methods and assumptions used the make the critical estimates, including an explanation as to how you arrived at the assumptions used; the events or transactions that could materially impact the assumptions made; and how reasonably likely changes to those assumptions could impact your consolidated financial statements. Provide investors with quantified information to the extent meaningful and available.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our disclosure on page [79] in the Amended Draft Registration Statement to identify the critical estimates used to prepare our consolidated financial statements and provide investors with an understanding as to what the critical estimates being made are and how the uncertainty associated with those estimates may impact our consolidated financial statements to comply with the guidance in Section 501.14 of the Financial Reporting Codification.

Our Online to Offline (“O2O”) Model, page 86

21.	We note your disclosure on page 86 concerning your Online to Offline (“O2O”) model. Please revise to further explain what this means.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our disclosure on page [101] of the Amended Draft Registration Statement to further explain the Online to Offline (“O2O”) model.

Business
Our Competition, page 88

22.	We note that you face “intense competition from similar businesses” and that your competitors are “established multinational and domestic brands.” Please revise to identify these competitors and discuss the difficulties you face and how this competition may impact your business.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our disclosure on page [103] of the Amended Draft Registration Statement to identify our competitors and discuss the difficulties we face and how this competition may impact our business.

Intellectual Property, page 88

23.	We note your statement that your third-party manufacturers own the formula of your products. Please revise here, and in the related risk factor on page 33, to describe in further detail the implications of this arrangement, including the consequences of the termination of one or more of these relationships and the terms of the agreements with these manufacturers. File such as agreements as exhibits pursuant to Item 601(b)(10) of Regulation S-K or advise.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have added the required disclosure on page [103] of the Amended Draft Registration Statement. We have added a risk factor, “Risks Related to Our Business and Industry — We rely on the formulas provided by our third-party manufacturers” on page [42] of the Amended Draft Registration Statement to describe in further detail the implications of our arrangement with third-party manufacturers, including the consequences of the termination of one or more of these relationships and the terms of the agreements with these manufacturers. We have also filed a Form of Agreement of Commissioned Processing With Third-Party Manufacturers as Exhibit 10.7 to the Amended Draft Registration Statement.

Regulations Relating to Cosmetic Products, page 93

24.	Please revise this section to clarify the distinctions between special cosmetics, general cosmetics, ordinary cosmetics, special purpose cosmetics, and non-special purpose cosmetics. Please also provide examples of “new effects” that would be claimed by special cosmetics.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our disclosure on page [108] of the Amended Draft Registration Statement to clarify that cosmetics are divided into special cosmetics and ordinary cosmetics as defined under the “Regulations on the Supervision and Administration of Cosmetics”, which replaced the “Regulations Concerning the Hygiene Supervision over Cosmetics Products”, under which cosmetic products were formerly divided into special purpose cosmetic products and non-special purpose cosmetic products. Under the currently-effective Regulations on the Supervision and Administration of Cosmetics, special cosmetics refer to products for hair coloring, hair perming, freckle removal and skin whitening, sunscreen, and hair loss prevention as well as those purporting to have new functions and effects, such as antioxidant, blue light protection, anti-pollution, pH balance, antiperspirant, and sweat control.

25.	We note that you “will become the applicant for registration or record-filing of cosmetics under the Supervision Regulations.” Please explain this application process and any material steps taken in furtherance of the application.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that as of the date of this letter, the filings with National Medical Products Administration (the “NMPA”) for all of our products have been completed before they are marketed in accordance with applicable laws and regulations.

Pursuant to the Regulations on the Supervision and Administration of Cosmetics and its implementation rules, cosmetics are divided into special cosmetics and ordinary cosmetics. The NMPA is responsible for implementing registration management for special cosmetics and record-filing management for ordinary cosmetics. Specifically, a PRC cosmetic manufacturer must not commence manufacturing or importation of special cosmetics, unless they have registered with the NMPA. Domestically produced ordinary cosmetics must have completed their record-filing with the local or provincial drug regulatory authority they are marketed. The filing procedure for ordinary cosmetics is completed once the entity submits the filing materials as required through the online government affairs service platform of the NMPA. No further approval or permission from NMPA or any other medical authority is required.

The application process for the record-filing for ordinary cosmetics are as follows: the Company must first conduct cosmetics research and development, safety assessment, and filing inspection, and submit the following filing materials through the information service platform including (i) the name, address and contact information of the Company, (ii) the name, address and contact information of the third-party commissioned manufacturer, (iii) product name, (iv) product formula or all ingredients of the product, (v) standards to which the product conforms, (vi) sample product label, (vii) product inspection report issued by an inspection institution that has been accredited and meets the needs for record-filing inspection of cosmetics, and (viii) product safety assessment materials.

Regulations, page 93

26.	Throughout this section, please revise to provide further information regarding how the Company was or is currently impacted by specific regulations. In this regard, we note that, in many instances, you state that you are “in compliance with laws discussed in this section” but please include steps taken by the Company to ensure compliance and how the Company complies with the relevant regulations.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our disclosure under the “Regulation” section of the Amended Draft Registration Statement to provide further information regarding how the Company was or is currently impacted by specific regulations, and specifically, the steps that the Company has taken to ensure compliance with the relevant regulations.

Regulations on Foreign Investment in China, page 97

27.	Please revise to provide support for your statement on page 98 that establishment of wholly foreign-owned enterprises is generally allowed and, in fact, encouraged.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have removed this statement from the Amended Draft Registration Statement.

Regulations on Employment, page 106

28.	We note your statement here that you do not pay social insurance for some of your employees. We also note your statement on page 45 that all of your Operating Subsidiaries have made social insurance and housing fund contributions in full for their employees. Please reconcile these statements or advise. We note the risk factor on pages 45-46 provides the fees and fines generally payable as a result of failing to make such contributions, which are in part dependent on the outstanding amount. To the extent that you have not paid such contributions in full please revise this risk factor to approximate the fee you would owe based on your particular circumstances. Additionally, on page 106 you state that employers and employees are also required to pay and deposit housing funds and that you do not pay and deposit housing funds for some of your employees. Please revise to include similar risk factor disclosure concerning any fees or fines payable as a result of this non-compliance.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised our disclosure on page [121] of the Amended Draft Registration Statement and the risk factor “Risks Related to Doing Business in the PRC — We may be subject to civil complaints and regulatory actions under certain PRC laws and regulations relating to labor, social insurance and housing provident fund” on page [35] of the Amended Draft Registration Statement to reconcile these statements related to the social insurance and housing fund contributions we made for our employees, and provide an approximate fee we would owe for not paying sufficient contributions.

Management, page 108

29.	We note that Xinyu Li, your CTO, is listed as an executive officer. You also state on page 110 that you “have entered into employment agreements with each of [y]our executive officers.” Please file the employment agreement with Xinyu Li as an exhibit.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have filed the employment agreement with Xinyu Li as Exhibit 10.15 to the Amended Draft Registration Statement.

Description of Share Capital, page 113

30.	Please provide the following information required by Item 10.B.6 of Form 20-F, as required by Item 4 of Form F-1: “Describe any limitations on the rights to own securities, including the rights of non-resident or foreign shareholders to hold or exercise voting rights on the securities imposed by foreign law or by the charter or other constituent document of the company or state that there are no such limitations if that is the case.”

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have provided the statement with respect to limitations on the rights to own securities on page [128] of the Amended Draft Registration Statement as required by Item 10.B.6 of Form 20-F, as required by Item 4 of Form F-1.

Taxation, page 127

31.	On page 129, you “urge” U.S. Holders to consult their own tax advisors regarding the application of U.S. federal taxation. As investors are entitled to rely on your disclosure, please revise to eliminate this and any similar disclaimers throughout this section. You may recommend that investors consult their own advisors with respect to the personal tax consequences of the transaction, which may vary. For guidance, refer to Section III.D. of Staff Legal Bulletin No. 19.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the statements throughout the “Taxation” section of the Amended Draft Registration Statement.

Note 2 - Summary of Significant Accounting Policies Revenue
Recognition, page F-10

32.	Regarding your product sales, please provide the disclosures required by ASC 606-10-50- 12, 50-17 and 50-19 for the beauty products and/or devices performance obligations for each type of customer. In this regard, it appears as though you have customers at your owned store locations, online sales, and also sales to franchisees. With regard to products purchased by your franchisees, provide more specific details about the terms of these sales to address whether these are consignment sales. Also, provide a discussion of the various forms of variable consideration along with the significant judgments and estimates in estimating the transaction price as it relates to variable consideration. Refer to ASC 606- 10-50-17 and 50-20.

RESPONSE: In response to the Staff’s comment, we have revised our disclosure in Note 2 (Revenue Recognition) on page [F-10] accordingly. As for the variable consideration and judgments, in line with ASC 606-10-50-17 and 50-20, the Company affirms that the sales of beauty products and devices do not involve significant variable consideration or financing components. The company’s judgment in estimating the transaction price and recognizing revenue reflects the straightforward nature of these transactions, with no significant adjustments for variable consideration or time value of money. The approach to recognizing revenue from these sales is based on clear and straightforward criteria, minimizing the need for significant judgments or estimates. The transaction price, which is the consideration expected in exchange for transferring goods, is allocated entirely to the goods before they are transferred to the customer. Payment is collected in full in advance or due within one month after delivery, indicating there is no significant financing component or variable consideration involved.

33.	For your franchise agreements, please expand your disclosures to clearly state the performance obligations under these agreements and your accounting for each performance obligation to the extent that you have multiple performance obligations including how the transaction price is allocated. In this regard, we note your disclosures on page 86 that in addition to the franchise license for IP, you also provide monthly training courses for your franchisees’ beauticians and also the franchisees. Also provide disclosures regarding your accounting for variable consideration. In this regard, we note your disclosures on page 86 that you offer special franchise discount advertisements. Refer to ASC 606-10-50-12 and 50-17 through 50-20. As part of your response, tell us why you did not recognize any franchise fees during fiscal year 2021 when you are stated to have entered into five franchise agreements during fiscal year 2021.

RESPONSE: In response to the Staff’s comment, we have revised our disclosure in Note 2 (Revenue Recognition) on page [F-11] accordingly.

During the fiscal year 2021, the Company had only 3 existing franchisees, all of whom have had long-standing partnerships with the Company. To expand its market presence initially, the Company adopted a free franchise model. Consequently, no franchise revenue was recognized in FY2021. Starting from FY2022, reflecting the significant enhancement in the brand’s influence, the Company transitioned to a paid franchise model.

Note 5 - Loans Receivable, page F-13

34.	Please expand your disclosures to state the payment terms of the loans and the amount of loans that are past due, if any. Please also provide sufficient information to reconcile the carrying amount on the balance sheet of these loans with the amount of cash outflows reflected on the consolidated statement of cash flows.

RESPONSE: In response to the Staff’s comment, we have revised our disclosure in Note 5 on page [F-15] to state the payment terms of the loans and the amount of loans that are past due, if any, as well as to reconcile the carrying amount on the balance sheet of these loans with the amount of cash outflows reflected on the consolidated statement of cash flows.

Note 12 - Related Party Transactions, page F-16

35.	Please expand your disclosures to include the amount of revenues recognized from related parties. Refer to ASC 850-10-50-1.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we incorrectly classified franchisees as related parties based on a broad internal interpretation rather than the specific accounting definitions in ASC 850-10-20. Upon reevaluation, franchisees do not meet the definition of related parties. The “Loans receivable related party” amounting to $1,377,676 pertains to loans to franchisees, who are not considered related parties under current accounting standards. We confirm there are no revenues from related parties. Details on revenues from franchisees are provided in “Note 16 — Segments Information”.

Note 17 - Income Tax, page F-20

36.	Please expand your disclosures to clearly disclose the gross amount of deferred tax assets (i.e., net operating loss carryforward) and the total amount of valuation allowance recognized.

RESPONSE: In response to the Staff’s comment, we have revised the disclosures in Note 18 on page [F-24] to clearly disclose the gross amount of deferred tax assets (i.e., net operating loss carryforward) and the total amount of valuation allowance recognized.

Undertakings, page II-2

37.	Please revise to provide the undertakings required by Item 512(a)(2), (3) and (4) of Regulation S-K.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that we have revised the undertakings required by Item 512(a)(2), (3) and (4) of Regulation S-K on page II-2 of the Amended Draft Registration Statement.

General

38.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: We note the Staff’s comment, and, in response hereto, respectfully advise the Staff that neither the Company nor anyone authorized by the Company has presented any written communications, as defined in Rule 405 under the Securities Act, to potential investors in reliance on Section 5(d) of the Securities Act.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact the Company’s securities counsel William S. Rosenstadt, Esq., Mengyi “Jason” Ye, Esq. or Yarona Yieh, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or yly@orllp.legal.

Very truly yours,

Park Ha Biological Technology Co., Ltd.

/s/ Xiaoqiu Zhang
Name:	Xiaoqiu Zhang
Title:	Chief Executive Officer